Exhibit 99.1

Contact:
Patty Kehe
Corporate Secretary
Dynasil Corporation of America
Phone: 617.668.6855
pkehe@dynasil.com

Dynasil Corporation of America Reports
Third Quarter Fiscal 2019 Results

Newton, MA, August 13, 2019 – Dynasil Corporation of America (NASDAQ: DYSL), a developer and manufacturer of optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets, today announced third quarter fiscal 2019 results.

Third Quarter Fiscal 2019 Results

Consolidated revenue was $11.1 million for the three months ended June 30, 2019. This $0.6 million or 5% revenue increase over the quarter ended June 30, 2018 resulted from an 18% increase in Innovations and Development segment revenue, which was partially offset by a 4% decrease in Optics segment revenue.

Gross profit for the quarter ended June 30, 2019 was $4.1 million, or 37% of revenue, as compared to the gross profit of $4.2 million, or 40% of revenue for the quarter ended June 30, 2018.

Total operating expenses were $4.3 million for the three-month period ended June 30, 2019, a 19% increase over the $3.6 million in operating expenses for the three months ended June 30, 2018. The increase was attributable to $0.5 million expended in the Company’s efforts to delist from The Nasdaq Stock Market, as well as increased recruitment and personnel expenses as the Company continues to fill key positions.

Income (loss) from operations for the quarter ended June 30, 2019 was a loss of ($0.1) million, compared with income from operations of $0.6 million for the quarter ended June 30, 2018.

Certain key metrics by segment for the current quarter and the same quarter last year are presented below:

Results of Operations for the Three Months Ended June 30, 2019
	Optics	Innovation and Development*	Biomedical	Total
Revenue	$5,899,000	$5,191,000	$-	$11,090,000
Gross profit	2,112,000	1,994,000	-	4,106,000
GM %	36%	38%	-	37%
Operating expenses	2,237,000	1,992,000	23,000	4,252,000
Operating income (loss)	$(125,000)	$2,000	$(23,000)	$(146,000)

Results of Operations for the Three Months Ended June 30, 2018
	Optics	Innovation and Development*	Biomedical	Total
Revenue	$6,159,000	$4,383,000	$-	$10,542,000
Gross profit	2,299,000	1,876,000	-	4,175,000
GM %	37%	43%	-	40%
Operating expenses	1,721,000	1,760,000	84,000	3,565,000
Operating income (loss)	$578,000	$116,000	$(84,000)	$610,000

*Formerly Contract Research

Net income for the three months ended June 30, 2019 was loss of ($0.3) million, or ($0.02) per share, as compared to income of $0.4 million, or $0.02 per share for the quarters ended June 30, 2019 and 2018, respectively, largely as a result of the increased expenses in the fiscal year 2019. The provision for income taxes for the third quarter of 2019 was approximately $0.1 million, whereas, during the quarter ended June 30, 2018, the Company had a tax provision of $0.2 million.

Plan to Deregister and Delist the Common Stock

As previously announced, on August 7, 2019, the Company completed a stockholder-approved transaction whereby the Company effected a reverse stock split of its common stock followed immediately by a forward stock split of its common stock. As a result of the Transaction, based on information provided to the Company by its transfer agent, Continental Stock Transfer & Trust Company, and the Depository Trust Company (DTC) 2,825,268 pre-split shares of common stock are due to be exchanged for cash, and the aggregate amount payable by the Company to the former holders of such shares is approximately $3,249,000. The transaction was completed as part of the Company’s plan to terminate the registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended, and suspend the Company’s duty to file periodic reports and other information with the Securities and Exchange Commission and delist the Company’s common stock from the Nasdaq Capital Market. The Company has notified the Nasdaq Stock Market of its intent to voluntarily delist its common stock and to withdraw the registration of its common stock with the Securities and Exchange Commission. The Company expects that listing of its shares on the Nasdaq Capital Market will be terminated on or about August 29, 2019, at which time the Company intends to file a Form 15 with the SEC to suspend the Company’s reporting obligations under Section 15(d) of the Exchange Act.

As a result, the Company will not be hosting a quarterly conference call with respect to its third quarter fiscal 2019 results.

About Dynasil

Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures optics and photonics products, optical detection and analysis technology and optical components for the homeland security, medical and industrial markets. Combining world-class expertise in research and materials science with extensive experience in manufacturing and product development, Dynasil is selling and continuing to develop products for dual-mode radiation detection solutions for security and commercial applications and sensors for non-destructive testing. Dynasil has an impressive and growing portfolio of issued and pending U.S. patents. The Company is based in Newton, Massachusetts, with additional operations in Massachusetts, New Jersey, New York and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding results of operations, our compliance with the financial covenants under our loan agreements with Middlesex Savings Bank and Massachusetts Capital Resource Company, our expectations regarding results of operations, the commercialization of our technology, including the Xcede patch and our dual mode detectors, the success of efforts to develop a successful Xcede Patch and to fund that development, our development of new technologies including at Dynasil Biomedical, the adequacy of our current financing sources to fund our current operations, our growth initiatives, our capital expenditures, the strength of our intellectual property portfolio, statements about the timing and effectiveness of the reverse and forward stock splits, the deregistration and delisting of the Company’s common stock and the perceived benefits and costs of the proposed transaction. These forward-looking statements may be identified by the use of words such as “plans,” “intends,” “may,” “could,” “expect,” “estimate,” “anticipate,” “continue,” or similar terms, though not all forward-looking statements contain such words. The actual results of the future events described in such forward looking statements could differ materially from those stated in such forward looking statements due to a number of important factors. These factors that could cause actual results to differ from those anticipated or predicted include, without limitation, our ability to develop and commercialize our products, including obtaining regulatory approvals, the size and growth of the potential markets for our products and our ability to serve those markets, the rate and degree of market acceptance of any of our products, general economic conditions, costs and availability of raw materials and management information systems, our ability to obtain and maintain intellectual property protection for our products, Xcede’s ability to produce preclinical data sufficient to enable it to initiate clinical studies of hemostatic patch, clinical results of Xcede’s programs which may not support further development, the ability of our RMD business unit to identify and pursue possible continued development opportunities for the Xcede patch, which is not assured, competition, the loss of key management and technical personnel, our ability to obtain timely payment of our invoices to governmental customers, litigation, the effect of governmental regulatory developments, the availability of financing sources, our ability to deleverage our balance sheet, our ability to identify and execute on acquisition opportunities and integrate such acquisitions into our business, seasonality, the many variables that may impact the Company’s projected cost savings, variables and risks related to the stock split transaction, SEC regulatory review of the Company’s filings related to the such transaction, and the continuing determination of the Board of Directors and Special Committee that such transaction is in the best interests of all stockholders, as well as the uncertainties set forth in the Company’s Annual Report on Form 10-K, filed on December 21, 2018, including the risk factors contained in Item 1A, and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Dynasil Corporation of America and Subsidiaries

Consolidated Balance Sheets (Unaudited)

	June 30, 2019	September 30, 2018
ASSETS
Current Assets
Cash and cash equivalents	$519,000	$2,327,000
Accounts receivable, net	5,347,000	4,069,000
Unbilled receivables	2,422,000	1,215,000
Contract assets	62,000	-
Inventories, net of reserves	4,544,000	4,106,000
Prepaid expenses and other current assets	717,000	664,000
Total current assets	13,611,000	12,381,000

Property, Plant and Equipment, net	7,762,000	8,098,000
Other Assets
Intangibles, net	665,000	755,000
Deferred tax asset	4,128,000	4,333,000
Goodwill	5,864,000	5,900,000
Long term contract assets	7,000	7,000
Security deposits	53,000	58,000
Total other assets	10,717,000	11,053,000

Total Assets	$32,090,000	$31,532,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Equipment line of credit	$961,000	$-
Current portion of long-term debt	1,431,000	1,246,000
Capital lease obligations, current	33,000	40,000
Accounts payable	2,544,000	2,355,000
Contract liabilities	33,000	253,000
Accrued expenses and other liabilities	2,667,000	2,803,000
Total current liabilities	7,669,000	6,697,000

Long-term Liabilities
Long-term debt	1,797,000	2,075,000
Long-term capital lease obligations	30,000	52,000
Deferred tax liability	200,000	205,000
Other long-term liabilities	181,000	175,000
Total long-term liabilities	2,208,000	2,507,000

Stockholders' Equity
Dynasil stockholders' equity	20,943,000	21,029,000
Noncontrolling interest	1,270,000	1,299,000
Total stockholders' equity	22,213,000	22,328,000

Total Liabilities and Stockholders' Equity	$32,090,000	$31,532,000

Dynasil Corporation of America

Consolidated Statement of Operations and Comprehensive Income (Loss)

(Unaudited)

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
Net revenue	$11,090,000	$10,542,000	$32,650,000	$29,985,000
Cost of revenue	6,984,000	6,367,000	20,494,000	18,326,000
Gross profit	4,106,000	4,175,000	12,156,000	11,659,000
Operating expenses:
Sales and marketing	425,000	288,000	1,300,000	955,000
Research and development	162,000	177,000	486,000	701,000
General and administrative	3,665,000	3,100,000	10,317,000	9,519,000

Total operating expenses	4,252,000	3,565,000	12,103,000	11,175,000
Income (loss) from operations	(146,000)	610,000	53,000	484,000
Interest expense, net	56,000	44,000	144,000	132,000
Income (loss) before taxes	(202,000)	566,000	(91,000)	352,000
Income tax (benefit)	66,000	190,000	207,000	(404,000)
Net income (loss)	(268,000)	376,000	(298,000)	756,000
Less: Net loss attributable to noncontrolling interest	(5,000)	(15,000)	(18,000)	(124,000)
Net income (loss) attributable to common stockholders	$(263,000)	$391,000	$(280,000)	$880,000

Net income (loss)	$(268,000)	$376,000	$(298,000)	$756,000
Other comprehensive income (loss):
Foreign currency translation	(136,000)	(384,000)	(132,000)	(127,000)
Total comprehensive income (loss)	(404,000)	(8,000)	(430,000)	629,000
Less: comprehensive income (loss) attributable to noncontrolling interest	(5,000)	(15,000)	(18,000)	(124,000)
Total comprehensive income (loss) attributable to common stockholders	$(399,000)	$7,000	$(412,000)	$753,000

Basic net income (loss) per common share	$(0.02)	$0.02	$(0.02)	$0.05
Diluted net income (loss) per common share	$(0.02)	$0.02	$(0.02)	$0.05

Weighted average shares outstanding
Basic	17,522,644	17,203,965	17,426,316	17,127,834
Diluted	17,522,644	17,221,199	17,426,316	17,147,228